BioFuel Energy Corp.

1600 Broadway, Suite 1740

Denver, Colorado 80202

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attn: Pamela A. Long

September 19, 2014

BioFuel Energy Corp.
Registration Statement on Form S-1
File No. 333-197446

Dear Ms. Long:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), BioFuel Energy Corp. (the “Company”) hereby requests that the effective date of the above referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement, as then amended, becomes effective under the Securities Act by 5:00 p.m., eastern time, on September 19, 2014, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, Craig F. Arcella at (212) 474-1024, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

BioFuel Energy Corp.

By	/s/ Kelly G. Maguire
	Name:	Kelly G. Maguire
	Title:	Executive Vice President and Chief Financial Officer